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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5428 fax manuel.garciadiaz@davispolk.com

January 15, 2014

BY EDGAR AND FACSIMILE

Re:	Cosan Limited Form 20-F for Fiscal Year Ended March 31, 2013 File No. 1-33659

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Skinner:

This correspondence is to acknowledge the receipt of the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter (the “Comment Letter”) dated December 31, 2013 regarding the above-referenced filling on Form 20-F of Cosan Limited (the “Company”).  The Company will respond to the Comment Letter by January 24, 2014 or before.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095 or Mr. Martins of the Company at +5511-3897-9797.

Very truly yours,

Manuel Garciadiaz

cc:	Sandy Eisen (Securities and Exchange Commission) Marcelo Martins (CFO, Cosan Limited)